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                         November 14, 2023

       Cary Claiborne
       President and Chief Executive Officer
       Adial Pharmaceuticals, Inc.
       1180 Seminole Trail, Suite 495
       Charlottesville, Virginia 22901

                                                        Re: Adial
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 8,
2023
                                                            File No. 333-275397

       Dear Cary Claiborne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Leslie Marlow